ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

28 February 2002

02015772

02 MAR 13 AM 8:56

SUPPL

PROCESSED

MAR 29 2002

THOMSON FINANCIAL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 22 February 2002, Re: 1) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem; and 2) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE by AMB Venture Sdn Bhd to Lion Asiapac Limited (collectively referred to as "the Proposals");

b) Financial Result Announcement dated 25 February 2002 for second quarter ended 31 December 2001; and

c) General Announcement dated 25 February 2002, Re: Change of Company Secretary.

Please contact the undersigned if you have any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

3/14

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **22-02-2002 06:08:42 PM**
Reference No **AA-020222-7B8A0**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANGKASA MARKETING BERHAD ("AMB")

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem; and

Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE by AMB Venture Sdn Bhd to Lion Asiapac Limited

(Collectively referred to as "the Proposals")

* **Contents :-**

The Directors of AMB announced on 11 November 2000 that Affin Merchant Bank Berhad ("Affin Merchant") was appointed as the Independent Adviser to advise the independent directors and minority shareholders of AMB on the fairness and reasonableness of the terms and conditions of the Proposals.

Further to the above, Affin Merchant has on 15 January 2002 given notice to AMB to withdraw as the Independent Adviser due to the potential conflict of interest that may arise in their role as Independent Adviser.

In this regard, the Directors of AMB wish to announce that AMB has appointed Southern Investment Bank Berhad on 25 January 2002 to replace Affin Merchant as the Independent Adviser in respect of the Proposals.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

22 FEB 2002

Form Version 2.0

Financial Result Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **25-02-2002 04:42:41 PM**

Reference No **AA-020225-FD313**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended

*** 31-12-2001**.

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000
1	(a)	Revenue	135,359	307,635	474,134	676,684
	(b)	Investment income				
	(c)	Other income	5,422	6,427	10,762	13,113
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	-14,513	-1,470	306	5,617
	(b)	Finance Cost	-18,920	-23,889	-39,831	-47,691
	(c)	Depreciation and amortisation	-6,868	-5,979	-14,993	-12,287
	(d)	Exceptional items				
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-40,301	-31,338	-54,518	-54,361

ANGKASA MARKETING BERHAD (41515-D)

Secretary

25 FEB 2002

(f)	Share of profits and losses of associated companies	2,973	8,024	585	12,959
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-37,328	-23,314	-53,933	-41,402
(h)	Income tax	-200	-1,716	-248	-1,899
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-37,528	-25,030	-54,181	-43,301
(ii)	Minority interests	11,022	9,100	12,023	12,719
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-26,506	-15,930	-42,158	-30,582
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-26,506	-15,930	-42,158	-30,582
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-17.98	-10.80	-28.59	-20.74
(b)	Fully diluted (based on ordinary shares - sen)	-17.98	-10.80	-28.59	-20.74
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-0.1100	0.1700

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Amb.xls

ANGKASA MARKETING BERHAD (41515-D)

Secretary

25 FEB 2002

QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 31 December 2001.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
1.	(a)	Revenue		135,359	307,635	474,134	676,684
	(b)	Investment income		-	-	-	-
	(c)	Other income		5,422	6,427	10,762	13,113
2.	(a)	Profit / (loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		(14,513)	(1,470)	306	5,617
	(b)	Finance cost		(18,920)	(23,889)	(39,831)	(47,691)
	(c)	Depreciation and amortisation		(6,868)	(5,979)	(14,993)	(12,287)
	(d)	Exceptional items	2	-	-	-	-
	(e)	Profit / (loss) before income tax, minority interests and extraordinary items		(40,301)	(31,338)	(54,518)	(54,361)
	(f)	Share of profits and losses of associated companies		2,973	8,024	585	12,959
	(g)	Profit / (loss) before income tax, minority interests and extraordinary items		(37,328)	(23,314)	(53,933)	(41,402)
	(h)	Income tax	4	(200)	(1,716)	(248)	(1,899)
	(i)	(i) Profit / (loss) after income tax before deducting minority interests		(37,528)	(25,030)	(54,181)	(43,301)
		(ii) Less minority interests		11,022	9,100	12,023	12,719
	(j)	Pre-acquisition profit / (loss), if applicable		-	-	-	-
	(k)	Net profit / (loss) from ordinary activities attributable to members of the company		(26,506)	(15,930)	(42,158)	(30,582)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit / (loss) attributable to members of the company		(26,506)	(15,930)	(42,158)	(30,582)
3.		Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-					
	(a)	Basic (based on 147.5 million ordinary shares) (sen)		(17.98)	(10.80)	(28.59)	(20.74)
	(b)	Fully diluted (based on 147.5 million ordinary shares) (sen)		(17.98)	(10.80)	(28.59)	(20.74)

QUARTERLY REPORT

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 31/12/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2001 RM'000
1.	Property, plant and equipment		664,456	677,793
2.	Investment in associated companies		336,373	368,107
3.	Long term investments		42,096	10,477
4.	Goodwill on consolidation		20,623	21,124
5.	Other intangible assets		1,394	1,648
6.	Current Assets			
	Inventories		182,505	166,517
	Trade receivables		223,837	292,362
	Other receivables, deposits and prepayments		82,061	90,095
	Amount due from related companies		332,386	328,787
	Fixed deposits		96,302	100,523
	Cash		34,284	40,557
			951,375	1,018,841
7.	Current Liabilities			
	Trade paybles		152,648	199,365
	Other payables and accruals		271,094	274,353
	Amount due to related companies		221,133	217,007
	Short term borrowings	10	1,087,615	1,053,937
	Provision for taxation		60,551	68,215
	Provision for liabilities		65,290	65,290
	Proposed dividend		-	106
			1,858,331	1,878,273
8.	Net current liabilities		(906,956)	(859,432)
			157,986	219,717
9.	Shareholders' funds			
	Share capital		147,451	147,451
	Reserves			
	Share premium		72,810	72,810
	Translation reserves		113,275	112,764
	Others		3,519	3,458
	Accumulated loss		(331,006)	(288,554)
			6,049	47,929
10.	Minority Interests		139,670	152,633
11.	Long term borrowings	10	11,506	18,369
12.	Other long term liabilities		155	180
13.	Deferred taxation		606	606
			157,986	219,717
14.	Net tangible assets/(liabilities) per share (RM)		(0.11)	0.17

NOTES

1. ACCOUNTING POLICIES

The quarterly financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and are in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board (MASB) that are applicable for the current financial year. There have been no significant changes to these policies.

2. EXCEPTIONAL ITEMS

There were no exceptional items for the current quarter and financial year to date.

3. EXTRAORDINARY ITEMS

There were no extraordinary items for the current quarter and financial year to date.

4. INCOME TAX

	CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
Income tax includes :-				
(a) Current	23	113	23	226
(b) (Over) / Underprovision in prior years	13	-	14	(85)
(c) Associated companies	164	1,603	211	1,758
	200	1,716	248	1,899

Although the Group incurred a loss in the current quarter and financial year to date, it has a tax charge arising primarily on profits from its associated companies operating in the People's Republic of China and in Malaysia.

5. UNQUOTED INVESTMENTS AND / OR PROPERTIES

There were no profits or losses on sale of unquoted investments and / or properties during the current quarter and financial year to date.

6. QUOTED SECURITIES

a. There were no purchases or disposals of quoted securities for the current quarter and financial year to date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	AS AT END OF CURRENT QUARTER 31/12/2001 RM'000
At costs	8,057
At net book value	8,057
At market value	834

7. **CHANGES IN THE COMPOSITION OF THE GROUP**

Except for the cessation of the steel trading operation which took effect on 1 October 2001, there were no other changes in the composition of the Group for the current quarter and financial year to date.

8. **STATUS OF CORPORATE PROPOSALS**

The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:

No.	Date of Announcement	Subject	Status
8.1	5.7.2000, 19.10.2000, 26.2.2001, 30.3.2001, 2.5.2001 and 8.10.2001	Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business. The Proposed GWRS involve, inter alia, the following corporate proposals: i) Proposed reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each. ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by: (a) netting off against inter-company balance with the LCB Group; and (b) issuance of shares in the Company. iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM65.29 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets. (continue on next page)	Pending approvals of : a) Bank Negara Malaysia; b) Securities Commission; c) Foreign Investment Committee; d) Ministry of International Trade and Industry; e) Kuala Lumpur Stock Exchange; f) Scheme Creditors; g) Shareholders of the Company and all the other participating companies concerned; and h) Any other relevant authorities. Court Order granted by the High Court of Malaya to convene meetings of creditors of the relevant companies to approve the Proposed GWRS within 6 months from 23.08.2001 pursuant to Section 176 subsection (1) of the Companies Act, 1965. An application to further extend the time period for convening the meetings of creditors for a period of 6 months was filed with the High Court on 8.2.2002.

8. **STATUS OF CORPORATE PROPOSALS (Cont'd)**

No.	Date of Announcement	Subject	Status
8.2	11.11.2000, 9.1.2001, 27.2.2001, 18.5.2001, 1.10.2001, 20.11.2001, 28.12.2001, 9.1.2002 and 22.2.2002	i) Proposed subscription by Tan Sri Cheng Heng Jem or his nominees of 2,530,000 new ordinary shares of RM1.00 each representing approximately 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn Bhd ("AMBV") which is in turn a wholly-owned subsidiary of the Company for a cash consideration of RM3.365 million. ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE by AMBV to Lion Asiapac Limited ("LAP") for a total consideration of SGD15,383,527 to be satisfied by an issuance of 61,534,108 new ordinary shares of SGD0.25 each in LAP ("LAP shares") at an issue price of SGD0.25 per LAP share with 61,534,108 free detachable LAP warrants (in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto")("Proposed Listing") is not completed by 30 September 2001) or SGD37,255,682 to be satisfied by an issuance of 149,022,728 LAP shares at an issue price of SGD0.25 per LAP share with 149,022,728 free detachable LAP warrants (in the event the Proposed Listing is completed by 30 September 2001), subject to LAP repaying an outstanding loan of Rmb20 million in ATE ("Proposed Disposal") iii) Proposed offer for sale by AMBV of up to 25% of the LAP shares with free detachable LAP warrants to be issued by LAP to AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from the Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public at an offer price of not less than SGD0.25 for each LAP share (equivalent to approximately RM0.54 per LAP share) with one detachable LAP warrant. (continue on next page)	Approval has been obtained from Bank Negara Malaysia vide its letters dated 4.1.2002 and 8.1.2002. Pending approvals of: a) the shareholders of the Company; b) Securities Commission; c) the Singapore Exchange Securities Trading Limited; d) the waiver of the mandatory offer from the Securities Industry Council of Singapore to AMBV and parties acting in concert; e) the Foreign Investment Committee ("FIC"). LAP's application to FIC for the acquisition of ATE has been rejected and LAP has appealed to the FIC; and f) any other relevant authorities. AJ Auto was listed on the Shanghai Stock Exchange in the People's Republic of China on 24 August 2001. As such, the consideration for the Proposed Disposal had been revised to SGD37,255,682.

8. STATUS OF CORPORATE PROPOSALS (Cont'd)

No.	Date of Announcement	Subject	Status
8.3	1.10.2001, 28.11.2001, 24.12.2001 and 8.2.2002	i) Proposed joint-venture between the Company and Suzuki Motor Corporation, Japan ("SMC") for the purpose of establishing a strategic alliance between the Company and SMC to assemble and distribute the "Suzuki" motorcycles through Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"); ii) Proposed disposal of 1,530,510 ordinary shares of RM1.00 each in LSM, representing 51% equity interest in LSM to SMC for a cash consideration of RM1,227,789 ("Proposed Disposal of LSM"); and iii) Proposed disposal of 13,393,298 ordinary shares of RM1.00 each in SAM, representing 51% equity interest in SAM to SMC for a cash consideration of RM26,682,706 ("Proposed Disposal of SAM").	Approvals have been obtained from: i) Foreign Investment Committee ("FIC") for the Proposed Disposal of LSM on 24.11.2001. However, SMC had on 20.12.2001 submitted their appeal to FIC to review the conditions imposed. FIC's reply thereto is still pending; and ii) Ministry of International Trade and Industry for the Proposed Disposal of SAM on 31.1.2002. Pending approvals of: a) Shareholders of the Company for the Proposed Disposal of LSM and Proposed Disposal of SAM; and b) any other relevant authorities.

9. <u>ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES</u>

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year to date.

10. <u>GROUP BORROWINGS AND DEBT SECURITIES</u>

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	25,252	9,605	34,857
Unsecured	1,062,363	1,901	1,064,264
	1,087,615	11,506	1,099,121

The Group's borrowings are denominated in the following currencies:

	Foreign currency '000	RM'000
- Ringgit Malaysia	-	80,375
- US Dollar	159,308	605,040
- Rmb	901,123	413,706
		1,099,121

11. CONTINGENT LIABILITIES

	GROUP AS AT END OF REPORTING PERIOD 31/12/2001 RM'000	COMPANY AS AT END OF REPORTING PERIOD 31/12/2001 RM'000
Guarantees given to financial institutions for bank facilities granted to subsidiary companies - unsecured	-	121,871
Guarantees or indemnity given to financial institutions for bank facilities granted to an associated company - unsecured	152,506	152,506
	152,506	274,377

12. **OFF BALANCE SHEET FINANCIAL INSTRUMENTS**

There were no financial instruments with off balance sheet risk as at 18 February 2001.

13. **MATERIAL LITIGATION**

The Group does not have any material litigation which, in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

14. **SEGMENTAL INFORMATION**

The Group's segment revenue, result and assets employed in each segment for the current financial year to date are as follows:

By Industry

		Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Steel	#	219,335	381	391,789
Motor		138,340	(8,557)	426,856
Tyre		114,503	(14,023)	725,983
Others		1,956	(2,819)	131,705
		474,134	(25,018)	1,676,333
Associated companies			585	339,984
Net interest expenses			(29,069)	-
Amortisation of goodwill on consolidation			(501)	-
Amortisation of reserve on consolidation			70	-
			(53,933)	2,016,317

By Geographical Location

	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Malaysia	316,545	(5,737)	635,634
Overseas	157,589	(19,281)	1,040,699
	474,134	(25,018)	1,676,333
Associated companies :			
Malaysia		871	10,220
Overseas		(286)	329,764
Net interest expenses		(29,069)	-
Amortisation of goodwill on consolidation		(501)	-
Amortisation of reserve on consolidation		70	-
		(53,933)	2,016,317

The Group has ceased its steel trading operation upon the termination of the steel distributorship agreement with Amsteel Mills Sdn Bhd with effect from 1 October 2001.

15. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

With the cessation of the steel trading operation which took effect on 1 October 2001, the Group registered a lower revenue of RM135.4 million for the quarter. Loss before taxation was correspondingly higher at RM[illegible] million. The higher loss was also attributable to the lower performance from our tyre operation in China which operate under highly competitive environment.

16. REVIEW OF PERFORMANCE

On a year to date basis, revenue was lower upon the cessation of the steel trading business. Contribution from our associated companies in China mainly Nanjing Jincheng Machinery Co Ltd was also lower. The Group has also ceased to equity account for the result of Anhui Jianghuai Automotive Chassis Co Ltd as the Group's equity interest has dropped to 16% after the listing of the company.

17. SUBSEQUENT EVENT

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group is not subject to material seasonal or cyclical effects.

19. PROSPECTS

The Board of Directors expects the operating environment of the Group for the next quarter to remain competitive.

20. VARIANCE ON ACTUAL RESULTS FROM FORECAST PROFIT AND SHORTFALL IN PROFIT GUARANTEE

This note is not applicable.

21. DIVIDEND

No interim dividend has been recommended for the quarter under review.

Form Version 2.0

Change Of Company Secretary

Ownership transfer to **ANGKASA/EDMS/KLSE** on **25-02-2002 05:13:40 PM**
Reference No **AA-020225-2A95F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Date of change	:	**25-02-2002**
* Type of change	:	**Appointment**
* Designation	:	**Joint Secretary**
License no.	:	**LS 0008336**
* Name	:	**Tham Tuck Chuen**
Working experience and occupation during past 5 years	:	
Remarks	:	

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

25 FEB 2002